SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15b-16
                    of the Securities Exchange Act of 1934


                              April 21, 2004

                        Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes / /               No /X/



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                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated April 20, 2004.


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                                                         [GRAPHIC OMITTED]

                                                         FOR IMMEDIATE RELEASE
NYSE: CGW
Santiago: Cristales
www.cristalchile.com

CONTACT IN SANTIAGO:
Richard Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl

                  CRISTALERIAS DE CHILE ANNOUNCES AGREEMENTS
                        OF GENERAL SHAREHOLDERS MEETING

Santiago, April 20th, 2004

The following is a summary of the agreements reached at the Regular General Shareholders Meeting called for April 19th, 2004, at 16:45 p.m. at the Company's offices located at Camino a Valparaiso No. 501, Padre Hurtado:

1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2003.

2.       Approval of the Board proposal to distribute a final dividend (No.
         157), of Ch$ 25.20 per Share (1 ADR = 3 shares), in respect to fiscal year 2003's net income. The dividend will be paid starting on April 28, 2004, to all the Shareholders registered as of April 22, 2004 in the Registry of Shareholders.

3. Approval of the Board proposal to distribute 40% of net income as dividends for fiscal year 2004 (40% in 2003).

4.       Appointment of Ernst & Young Ltda. as external auditing firm.

5. Election of "Diario Financiero" newspaper as the media for public announcements.


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                                  Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Santiago, Chile.

Glassworks of Chile
(Registrant)

                                 By:  /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  April 21, 2004